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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                        Commission File Number 000-26489

                           NOTIFICATION OF LATE FILING

(CHECK ONE):      [ ] Form 10-K     [ ] Form 20-F  [ ] Form 11-K
                  [X] Form 10-Q     [ ] Form N-SAR

                  For Period Ended:   March 31, 2000
                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended:______________________________


    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
________________________________________________________________________________
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PART I -- REGISTRANT INFORMATION

MCM Capital Group, Inc.
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Full Name of Registrant


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Former Name if Applicable

4302 E. Broadway Road
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Address of Principal Executive Office (Street and Number)

Phoenix, Arizona  85040
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly
[X] report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

MCM Capital Group, Inc. (the "Company"), whose subsidiaries include Midland Credit Management, Inc., could not complete the electronic filing of its Quarterly Report on Form 10-Q for the three months ended March 31, 2000 (the "Form 10-Q") by the prescribed filing date of May 15, 2000 without unreasonable effort or expense as a result of the following:

The Company has historically reported income from receivable portfolios on the level yield basis of accounting for all of its owned receivable portfolios. Based upon revised collection curves developed during the financial statement closing process for the three months ended March 31, 2000, it was determined that the cost recovery method of accounting was the most appropriate method to account for certain of its owned receivable portfolios which comprise approximately one-half of the carrying value of the Company's total investment in receivable portfolios. The revised collection curves were necessary for the Company to prepare its financial statements. The underlying calculations necessary for this change are significant to the Company for its actual results for the three months ended March 31, 2000 and its forecasted results for the next twelve months. As a result of the effort required to perform these calculations, the Company could not, without unreasonable effort or expense, timely complete its Form 10-Q.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

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
                 R. Brooks Sherman                          602                             707-0211
                 -----------------                      ----------                     -----------------
                     (Name)                             (Area Code)                    (Telephone Number)

(2)      Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment
         Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                                                     [X] Yes [ ] No

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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                                                     [X] Yes [ ] No


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         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         See Annex A attached hereto.

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                             MCM CAPITAL GROUP, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    May 16, 2000                   By:/s/ R. Brooks Sherman
                                               ---------------------------------
                                               R. Brooks Sherman
                                               Executive Vice President and
                                               Chief Financial Officer

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                                     ANNEX A


For the reasons stated in Part III to this Form 12b-25, the Company's Form 10-Q for the three months ended March 31, 2000 cannot be filed by the prescribed date of May 15, 2000. The Company expects to report in its Form 10-Q for the three months ended March 31, 2000 (i) revenues of $7.9 million in the 2000 period compared with $4.2 million in the 1999 period, (ii) operating expenses of $7.7 million in the 2000 period compared with $5.4 million in the 1999 period, (iii) other expenses of $3.9 million in the 2000 period compared with $0.1 million in the 1999 period and (iv) net loss of $2.2 million in the 2000 period compared with $0.8 million in the 1999 period.

The revenues are higher in the three months ended March 31, 2000 compared with the same period in 1999 principally due to increases in income from receivable portfolios and income from retained interest. The increase in operating expenses in the three months ended March 31, 2000 compared with the same period in 1999 is due primarily to an increase in salaries, employee benefits and occupancy costs as a result of the Company's growth of its Phoenix collection facility and increased collector productivity which results in higher wages to collections personnel. The increase in other expenses is due to an increase in interest expense associated with higher average borrowings and a $2.1 million provision for portfolio losses in the three months ended March 31, 2000 recorded as a result of a decrease in forecasted collections on certain of the Company's receivable portfolios. The increase in the net loss in the three months ended March 31, 2000 compared to the same period in 1999 is due to the increase in operating expenses, the increase in interest expense and the provision for portfolio losses in the three months ended March 31, 2000 partially offset by higher revenues in the three months ended March 31, 2000.

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